Exhibit 12

BGC PARTNERS, INC.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2014	Year Ended December 31,
		2013	2012	2011	2010	2009
	(dollars in thousands)
Earnings:
Income before income taxes(1)	$62,301	$275,429	$67,512	$60,964	$63,855	$73,175
Add: Fixed charges, net(2)	27,766	39,932	36,385	25,606	15,409	10,363
Income before income taxes and fixed charges, net	90,067	315,361	103,897	86,570	79,264	83,538
Fixed charges, net:
Total interest expense	23,583	32,411	29,419	22,798	14,080	9,920
Amortized premiums, discounts and capitalized expenses related to indebtedness	4,179	5,921	5,466	1,808	129	43
Interest within rental expense	4	1,600	1,500	1,000	1,200	400
Total fixed charges, net	27,766	39,932	36,385	25,606	15,409	10,363
Ratio of earnings to fixed charges	3.2	7.9	2.9	3.4	5.1	8.1

Notes

(1)	Income from continuing operations before taxes does not include income or loss from equity investees.
(2)	Does not reflect the fixed charges related to the old notes that we issued on December 9, 2014.